

November 10, 2014

<u>Via E-mail</u>
John C. Rickel
Chief Financial Officer
Group 1 Automotive, Inc.
800 Gessner, Suite 500
Houston, Texas 77024

> **Re: Group 1 Automotive, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **Form 10-Q for the Quarterly Period Ended June 30, 2014**
> **Filed August 4, 2014**
> **Response dated October 14, 2014**
> **File No. 1-13461**

Dear Mr. Rickel:

We have reviewed your response dated October 14, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

1. We have read your response to comment 1 of our letter dated September 30, 2014. Since the sub-prime lending market accounted for 15-20% of your total financed vehicle transactions, tell us what consideration you gave to highlighting your exposure to the sub-prime lending market more prominently in your MD&A discussion.

Liquidity and Capital Resources, page 64

2. We have read your response to comment 3 of our letter dated September 30, 2014. Please revise your future disclosures to prominently provide historical information regarding cash flows from your Consolidated Statements of Cash Flows on a GAAP basis, to expand on the substantive reasons why you believe presentation of the non-GAAP measures provide useful information to investors, and to provide a quantitative reconciliation of the GAAP and non-GAAP measures. In this regard, your response letter provides several reasons why this classification is useful to investors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES, page F-8

20. SEGMENT INFORMATION, page F-39

3. We have read your response to comment 8 of our letter dated September 30, 2014. Please further explain why you believe it is appropriate to aggregate the dealerships within your regions into single reporting units. In this regard, please address the following items:

    *   Tell us why you believe the nature of the products and services and the type of class of customer at these dealerships is similar. Tell us what consideration you have given to the diversity of your offerings such as domestic, imported and premium brands in this assessment.

    *   Provide us with the percentage of dealerships where the average gross margin is within 5% of the respective regional average.

    *   Provide us with a specific and comprehensive discussion of the substantive reasons why the gross margin of certain dealerships differs from the related regional average gross margin. Please provide a separate analysis of dealerships that differ from the regional average gross margin by 5% and those dealerships that differ from the regional gross margin by 10%.

Form 10-Q for the Quarterly Period Ended June 30, 2014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, page 8

9. LONG-TERM DEBT, page 18

4. We have read your response to comment 9 of our letter dated September 30, 2014. We note that the induced conversion guidance of ASC 470-20-40-26 applies to entities that "amend the terms of an instrument." Accordingly, please confirm that your tender offer involved amending the terms of your debt. If the tender offer did not involve such an

amendment, please tell us why the guidance in ASC 470-20-40-26 should be applied to your inducement transaction.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief